Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated October 13, 2004 (March 18, 2005 as to the effects of the restatement discussed in Note 2 and April 27, 2005 as to Note 11), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement to correct the Company’s accounting for construction allowances, rent holidays and scheduled rent escalation clauses over the lease term under operating leases as described in Note 2, relating to the financial statement and financial statement schedule of the The Dress Barn, Inc. appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP
     Deloitte & Touche LLP

Stamford, Connecticut
April 27, 2005